FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Unaudited Financial Results (Standalone and Consolidated) for the quarter and half-year ended September 30, 2019
2.	Limited review reports
3.	Press Release dated October 26, 2019

Item 1

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2019 (Q2-2020)	June 30, 2019 (Q1-2020)	September 30, 2018 (Q2-2019)	September 30, 2019 (H1-2020)	September 30, 2018 (H1-2019)	March 31, 2019 (FY2019)
				(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			18,565.30	17,980.06	15,105.63	36,545.36	29,827.99	63,401.19
	a)	Interest/discount on advances/bills		14,304.00	13,616.42	11,511.75	27,920.42	22,493.55	47,942.62
	b)	Income on investments		3,725.89	3,645.44	3,086.25	7,371.33	6,222.07	12,796.88
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		136.22	147.48	147.47	283.70	374.02	736.09
	d)	Others		399.19	570.72	360.16	969.91	738.35	1,925.60
2.	Other income (refer note no. 4)			4,194.22	3,425.44	3,156.49	7,619.66	7,008.30	14,512.17
3.	TOTAL INCOME (1)+(2)			22,759.52	21,405.50	18,262.12	44,165.02	36,836.29	77,913.36
4.	Interest expended			10,507.87	10,242.63	8,688.05	20,750.50	17,308.51	36,386.40
5.	Operating expenses (e)+(f)			5,377.55	4,874.41	4,324.36	10,251.96	8,469.69	18,089.06
	e)	Employee cost		2,141.32	1,953.30	1,661.37	4,094.62	3,175.25	6,808.24
	f)	Other operating expenses		3,236.23	2,921.11	2,662.99	6,157.34	5,294.44	11,280.82
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			15,885.42	15,117.04	13,012.41	31,002.46	25,778.20	54,475.46
7.	OPERATING PROFIT (3)–(6)			6,874.10	6,288.46	5,249.71	13,162.56	11,058.09	23,437.90
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			2,506.87	3,495.73	3,994.29	6,002.60	9,965.58	19,661.14
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			4,367.23	2,792.73	1,255.42	7,159.96	1,092.51	3,776.76
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			4,367.23	2,792.73	1,255.42	7,159.96	1,092.51	3,776.76
12.	Tax expense (g)+(h)			3,712.27	884.70	346.54	4,596.97	303.18	413.46
	g)	Current period tax		691.60	735.07	324.03	1,426.67	282.39	3,360.60
	h)	Deferred tax adjustment (refer note no. 5)		3,020.67	149.63	22.51	3,170.30	20.79	(2,947.14)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			654.96	1,908.03	908.88	2,562.99	789.33	3,363.30
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			654.96	1,908.03	908.88	2,562.99	789.33	3,363.30
16.	Paid-up equity share capital (face value ₹ 2 each)			1,292.15	1,290.73	1,287.24	1,292.15	1,287.24	1,289.46
17.	Reserves excluding revaluation reserves			106,269.32	106,059.73	101,079.76	106,269.32	101,079.76	104,029.40
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.30%	0.30%	0.20%	0.30%	0.20%	0.25%
	ii)	Capital adequacy ratio (Basel III)		16.14%	16.19%	17.84%	16.14%	17.84%	16.89%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	1.01	2.96	1.41	3.97	1.23	5.23
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	1.00	2.91	1.40	3.91	1.22	5.17
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		45,638.79	45,763.08	54,488.96	45,638.79	54,488.96	46,291.63
	ii)	Net non-performing customer assets		10,916.40	11,856.54	22,085.68	10,916.40	22,085.68	13,577.43
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		6.37%	6.49%	8.54%	6.37%	8.54%	6.70%
	iv)	% of net non-performing customer assets to net customer assets		1.60%	1.77%	3.65%	1.60%	3.65%	2.06%
20.	Return on assets (annualised)			0.27%	0.81%	0.43%	0.54%	0.19%	0.39%
1.	At September 30, 2019, the percentage of gross non-performing advances (net of write-off) to gross advances was 6.90% (June 30, 2019: 7.21%, March 31, 2019: 7.38%, September 30, 2018: 9.30%) and net non-performing advances to net advances was 1.74% (June 30, 2019: 1.98%, March 31, 2019: 2.29%, September 30, 2018: 4.05%).

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)
Particulars	At
	September 30, 2019	June 30, 2019	March 31, 2019	September 30, 2018
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,292.15	1,290.73	1,289.46	1,287.24
Employees stock options outstanding	4.06	4.51	4.68	5.49
Reserves and surplus	109,313.83	109,104.24	107,073.91	104,080.31
Deposits	696,272.98	660,731.75	652,919.67	558,668.86
Borrowings (includes preference shares and subordinated debt)	151,032.83	156,719.96	165,319.97	174,685.78
Other liabilities and provisions	39,095.08	35,901.31	37,851.46	35,612.29
Total Capital and Liabilities	997,010.93	963,752.50	964,459.15	874,339.97

Assets
Cash and balances with Reserve Bank of India	41,495.45	35,989.61	37,858.01	33,121.69
Balances with banks and money at call and short notice	30,143.97	29,757.80	42,438.28	24,490.06
Investments	223,375.62	219,996.18	207,732.68	187,500.31
Advances	613,358.73	592,415.36	586,646.58	544,486.62
Fixed assets	7,936.37	7,858.04	7,931.43	7,841.95
Other assets	80,700.79	77,735.51	81,852.17	76,899.34
Total Assets	997,010.93	963,752.50	964,459.15	874,339.97

STANDALONE CASH FLOW STATEMENTS
(₹ in crore)
Particulars		Period ended
		September 30, 2019 (H1-2020)	March 31, 2019 (FY2019)	September 30, 2018 (H1-2019)
		(Unaudited)	(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		7,159.96	3,776.76	1,092.51

Adjustments for:
Depreciation and amortisation		508.14	872.85	426.67
Net (appreciation)/depreciation on investments		732.92	(22.82)	59.82
Provision in respect of non-performing and other assets		4,989.88	16,811.20	8,866.11
General provision for standard assets		208.94	255.37	162.73
Provision for contingencies & others		576.71	2,238.35	423.89

Income from subsidiaries, joint ventures and consolidated entities		(568.17)	(1,077.95)	(484.51)
(Profit)/loss on sale of fixed assets		(0.55)	(0.19)	(2.14)
	(i)	13,607.83	22,853.57	10,545.08

Adjustments for:
(Increase)/decrease in investments		3,967.19	19,591.71	28,427.72
(Increase)/decrease in advances		(31,699.81)	(90,641.48)	(40,675.52)
Increase/(decrease) in deposits		43,353.31	91,944.46	(2,306.35)
(Increase)/decrease in other assets		(1,860.34)	(3,780.01)	(4,091.58)
Increase/(decrease) in other liabilities and provisions		457.74	5,168.10	4,838.52
	(ii)	14,218.09	22,282.78	(13,807.21)

Refund/(payment) of direct taxes	(iii)	(1,482.23)	(6,717.57)	(1,375.96)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	26,343.69	38,418.78	(4,638.09)
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries and/or joint ventures (including application money)			1,138.30	1,138.21
Income from subsidiaries, joint ventures and consolidated entities		568.17	1,077.95	484.51
Purchase of fixed assets		(565.79)	(830.92)	(380.97)
Proceeds from sale of fixed assets		8.86	38.03	25.30
(Purchase)/sale of held-to-maturity securities		(20,343.05)	(25,298.67)	(14,007.82)
Net cash flow from/(used in) investing activities	(B)	(20,331.81)	(23,875.31)	(12,740.77)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		269.84	348.63	137.99
Proceeds from long-term borrowings		14,059.54	14,436.39	11,541.38
Repayment of long-term borrowings		(19,181.63)	(20,201.29)	(9,649.30)
Net proceeds/(repayment) of short-term borrowings		(9,225.67)	(11,869.69)	(10,112.50)
Dividend and dividend tax paid		(645.31)	(965.13)	(965.13)
Net cash flow from/(used in) financing activities	(C)	(14,723.23)	(18,251.09)	(9,047.56)
Effect of exchange fluctuation on translation reserve	(D)	54.48	(165.48)	(131.22)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(8,656.87)	(3,873.10)	(26,557.64)

Cash and cash equivalents at beginning of the period/year		80,296.29	84,169.39	84,169.39
Cash and cash equivalents at end of the period/year		71,639.42	80,296.29	57,611.75

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)
Sr. no.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2019 (Q2-2020)	June 30, 2019 (Q1-2020)	September 30, 2018 (Q2-2019)	September 30, 2019 (H1-2020)	September 30, 2018 (H1-2019)	March 31, 2019 (FY2019)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		21,106.28	20,365.87	17,224.20	41,472.15	33,962.37	71,981.65
	a)	Interest/discount on advances/bills	15,136.52	14,431.69	12,217.35	29,568.21	23,854.35	50,884.83
	b)	Income on investments	5,364.14	5,126.04	4,430.92	10,490.18	8,870.57	18,102.29
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	188.25	208.17	196.89	396.42	465.12	927.10
	d)	Others	417.37	599.97	379.04	1,017.34	772.33	2,067.43
2.	Other income		16,318.50	13,503.02	14,690.62	29,821.52	27,126.57	59,324.85
3.	TOTAL INCOME (1)+(2)		37,424.78	33,868.89	31,914.82	71,293.67	61,088.94	131,306.50
4.	Interest expended		11,334.69	11,008.62	9,396.90	22,343.31	18,678.99	39,177.54
5.	Operating expenses (e)+(f)		17,726.78	15,093.30	16,053.87	32,820.08	29,219.90	64,258.88
	e)	Employee cost	2,872.68	2,668.30	2,351.36	5,540.98	4,494.35	9,425.26
	f)	Other operating expenses	14,854.10	12,425.00	13,702.51	27,279.10	24,725.55	54,833.62
6.	TOTAL EXPENDITURE (4)+(5)		29,061.47	26,101.92	25,450.77	55,163.39	47,898.89	103,436.42
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		8,363.31	7,766.97	6,464.05	16,130.28	13,190.05	27,870.08
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		2,725.80	3,558.62	4,185.11	6,284.42	10,341.88	20,461.82
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		5,637.51	4,208.35	2,278.94	9,845.86	2,848.17	7,408.26
10.	Exceptional items		..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		5,637.51	4,208.35	2,278.94	9,845.86	2,848.17	7,408.26
12.	Tax expense (g)+(h)		4,052.99	1,294.90	678.80	5,347.89	921.97	1,719.10
	g)	Current period tax	971.65	1,275.46	702.62	2,247.11	976.94	4,808.28
	h)	Deferred tax adjustment (refer note no. 5)	3,081.34	19.44	(23.82)	3,100.78	(54.97)	(3,089.18)
13.	Less: Share of profit/(loss) of minority shareholders		453.32	399.76	395.52	853.08	716.65	1,434.92
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		1,131.20	2,513.69	1,204.62	3,644.89	1,209.55	4,254.24
15.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)		1,131.20	2,513.69	1,204.62	3,644.89	1,209.55	4,254.24
17.	Paid-up equity share capital (face value ` 2/- each)		1,292.15	1,290.73	1,287.24	1,292.15	1,287.24	1,289.46
18.	Reserves excluding revaluation reserves		112,910.38	112,386.99	106,661.34	112,910.38	106,661.34	109,889.27
19.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in `)		1.75	3.90	1.87	5.65	1.88	6.61
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in `)		1.72	3.83	1.85	5.55	1.86	6.53

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)
Particulars	At
	September 30, 2019	June 30, 2019	March 31, 2019	September 30, 2018
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,292.15	1,290.73	1,289.46	1,287.24
Employees stock options outstanding	4.06	4.51	4.68	5.49
Reserves and surplus	115,980.38	115,456.99	112,959.27	109,686.34
Minority interest	6,848.42	6,742.65	6,580.53	6,262.67
Deposits	725,582.67	691,033.51	681,316.94	589,496.56
Borrowings (includes preference shares and subordinated debt)	204,541.59	208,214.83	210,324.12	223,211.98
Liabilities on policies in force	157,817.04	155,744.66	152,378.75	138,607.60
Other liabilities and provisions	76,123.41	71,983.71	73,940.14	68,384.40
Total Capital and Liabilities	1,288,189.72	1,250,471.59	1,238,793.89	1,136,942.28

Assets
Cash and balances with Reserve Bank of India	41,595.13	36,061.78	38,066.28	33,204.25
Balances with banks and money at call and short notice	38,307.25	37,092.04	49,324.62	32,699.77
Investments	428,113.53	423,388.95	398,200.75	365,817.39
Advances	675,452.42	652,917.17	646,961.68	604,676.92
Fixed assets	9,708.09	9,635.18	9,660.42	9,479.38
Other assets	95,013.30	91,376.47	96,580.14	91,064.57
Total Assets	1,288,189.72	1,250,471.59	1,238,793.89	1,136,942.28

CONSOLIDATED CASH FLOW STATEMENTS

(₹ in crore)
Particulars		Period ended
		September 30, 2019 (H1-2020)	March 31, 2019 (FY2019)	September 30, 2018 (H1-2019)
		(Unaudited)	(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		8,992.74	5,973.34	2,131.52

Adjustments for:
Depreciation and amortisation		606.54	1,045.37	506.63
Net (appreciation)/depreciation on investments		789.43	5.79	180.82
Provision in respect of non-performing and other assets		5,013.26	17,611.40	9,162.05
General provision for standard assets		224.17	241.44	142.78
Provision for contingencies & others		595.91	2,249.86	516.47
(Profit)/loss on sale of fixed assets		(0.46)	2.20	(2.60)
Employees stock options grants		2.95	7.92	2.29
	(i)	16,224.54	27,137.32	12,639.96

Adjustments for:
(Increase)/decrease in investments		(12,420.72)	3,346.37	18,229.53
(Increase)/decrease in advances		(33,501.79)	(97,297.84)	(46,698.82)
Increase/(decrease) in deposits		44,265.73	95,520.82	3,700.45
(Increase)/decrease in other assets		(1,422.44)	(3,169.14)	(3,137.55)
Increase/(decrease) in other liabilities and provisions		10,543.84	31,489.77	17,295.60
	(ii)	7,464.62	29,889.98	(10,610.79)

Refund/(payment) of direct taxes	(iii)	(2,245.06)	(8,356.25)	(2,105.44)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	21,444.10	48,671.05	(76.27)
Cash flow from/(used in) investing activities
Purchase of fixed assets		(723.60)	(1,148.15)	(525.52)
Proceeds from sale of fixed assets		15.06	46.88	35.69
(Purchase)/sale of held to maturity securities		(21,968.79)	(29,045.94)	(15,305.56)
Net cash flow from/(used in) investing activities	(B)	(22,677.33)	(30,147.21)	(15,795.39)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		269.84	348.63	137.99
Proceeds from long-term borrowings		21,410.63	26,238.83	16,964.14
Repayment of long-term borrowings		(29,937.04)	(30,416.27)	(14,217.57)
Net proceeds/(repayment) of short-term borrowings		2,682.15	(14,999.79)	(8,986.18)
Dividend and dividend tax paid		(767.74)	(1,168.83)	(1,087.93)
Net cash flow from/(used in) financing activities	(C)	(6,342.16)	(19,997.43)	(7,189.55)
Effect of exchange fluctuation on translation reserve	(D)	86.87	(134.64)	(33.90)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(7,488.52)	(1,608.23)	(23,095.11)

Cash and cash equivalents at beginning of the period/year		87,390.90	88,999.13	88,999.13
Cash and cash equivalents at end of the period/year		79,902.38	87,390.90	65,904.02

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2019 (Q2-2020)	June 30, 2019 (Q1-2020)	September 30, 2018 (Q2-2019)	September 30, 2019 (H1-2020)	September 30, 2018 (H1-2019)	March 31, 2019 (FY2019)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	18,261.59	16,697.00	14,439.21	34,958.59	28,152.38	59,172.33
b	Wholesale Banking	9,827.22	9,750.75	8,017.58	19,577.97	15,958.21	34,168.50
c	Treasury	15,517.15	14,784.36	12,702.95	30,301.51	25,852.33	54,102.18
d	Other Banking	1,019.03	1,160.60	809.52	2,179.63	1,558.31	3,742.51
e	Life Insurance	9,941.71	7,696.67	9,280.27	17,638.38	16,182.38	36,698.77
f	General Insurance	3,067.43	3,049.91	2,924.40	6,117.34	5,536.94	11,152.68
g	Others	1,770.66	1,613.94	1,482.77	3,384.60	2,880.26	6,099.57
	Total segment revenue	59,404.79	54,753.23	49,656.70	114,158.02	96,120.81	205,136.54
	Less: Inter segment revenue	21,980.01	20,884.34	17,741.88	42,864.35	35,031.87	73,830.04
	Income from operations	37,424.78	33,868.89	31,914.82	71,293.67	61,088.94	131,306.50
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	2,568.93	1,967.66	2,120.47	4,536.59	4,166.84	8,223.12
b	Wholesale Banking	513.86	(505.55)	(1,685.03)	8.31	(5,360.57)	(10,242.34)
c	Treasury	1,111.90	1,153.50	983.52	2,265.40	2,313.97	5,340.10
d	Other Banking	348.59	430.42	22.86	779.01	188.48	591.63
e	Life Insurance	306.34	286.91	302.68	593.25	586.67	1,162.40
f	General Insurance	461.06	475.27	449.03	936.33	892.25	1,598.42
g	Others	657.60	598.57	464.11	1,256.17	758.53	2,014.27
	Total segment results	5,968.28	4,406.78	2,657.64	10,375.06	3,546.17	8,687.60
	Less: Inter segment adjustment	330.77	198.43	378.70	529.20	698.00	1,279.34
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	5,637.51	4,208.35	2,278.94	9,845.86	2,848.17	7,408.26
3.	Segment assets
a	Retail Banking	330,218.45	316,614.21	274,629.71	330,218.45	274,629.71	307,155.83
b	Wholesale Banking	291,424.14	280,662.41	279,605.28	291,424.14	279,605.28	288,495.45
c	Treasury	341,571.54	329,152.98	292,632.68	341,571.54	292,632.68	333,104.97
d	Other Banking	79,073.85	79,947.81	77,732.27	79,073.85	77,732.27	76,525.15
e	Life Insurance	167,756.97	165,360.93	148,213.83	167,756.97	148,213.83	162,699.92
f	General Insurance	34,886.08	34,436.39	30,594.96	34,886.08	30,594.96	32,950.45
g	Others	38,880.83	37,516.66	31,404.68	38,880.83	31,404.68	31,490.95
h	Unallocated	18,022.01	19,857.74	15,665.61	18,022.01	15,665.61	21,124.56
	Total	1,301,833.87	1,263,549.13	1,150,479.02	1,301,833.87	1,150,479.02	1,253,547.28
	Less: Inter segment adjustment	13,644.15	13,077.54	13,536.74	13,644.15	13,536.74	14,753.39
	Total segment assets	1,288,189.72	1,250,471.59	1,136,942.28	1,288,189.72	1,136,942.28	1,238,793.89
4.	Segment liabilities
a	Retail Banking	523,595.45	493,081.58	440,803.87	523,595.45	440,803.87	488,976.00
b	Wholesale Banking	198,247.93	193,015.89	140,666.06	198,247.93	140,666.06	187,478.42
c	Treasury	173,257.09	174,345.07	201,306.65	173,257.09	201,306.65	189,732.88
d	Other Banking	65,367.14	66,555.97	62,622.12	65,367.14	62,622.12	62,755.05
e	Life Insurance	160,602.20	158,167.48	141,554.13	160,602.20	141,554.13	155,884.72
f	General Insurance	29,512.46	29,098.49	25,546.32	29,512.46	25,546.32	27,742.96
g	Others	33,975.01	32,532.42	27,000.80	33,975.01	27,000.80	26,723.84
h	Unallocated	..	..	..	..	..	..
	Total	1,184,557.28	1,146,796.90	1,039,499.95	1,184,557.28	1,039,499.95	1,139,293.87
	Less: Inter segment adjustment	13,644.15	13,077.54	13,536.74	13,644.15	13,536.74	14,753.39
	Total segment liabilities	1,170,913.13	1,133,719.36	1,025,963.21	1,170,913.13	1,025,963.21	1,124,540.48
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(193,377.00)	(176,467.37)	(166,174.16)	(193,377.00)	(166,174.16)	(181,820.17)
b	Wholesale Banking	93,176.21	87,646.52	138,939.22	93,176.21	138,939.22	101,017.03
c	Treasury	168,314.45	154,807.91	91,326.03	168,314.45	91,326.03	143,372.09
d	Other Banking	13,706.71	13,391.84	15,110.15	13,706.71	15,110.15	13,770.10
e	Life Insurance	7,154.77	7,193.45	6,659.70	7,154.77	6,659.70	6,815.20
f	General Insurance	5,373.62	5,337.90	5,048.64	5,373.62	5,048.64	5,207.49
g	Others	4,905.82	4,984.24	4,403.88	4,905.82	4,403.88	4,767.11
h	Unallocated	18,022.01	19,857.74	15,665.61	18,022.01	15,665.61	21,124.56
	Total capital employed	117,276.59	116,752.23	110,979.07	117,276.59	110,979.07	114,253.41

Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on October 26, 2019. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial statements for Q2-2020 and H1-2020.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act 2013.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2019, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.
4.	The Bank did not divest any stake in its subsidiaries during H1-2020. During H1-2019 and FY2019, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges. The sale resulted in net gain of ₹ 1,109.59 crore in standalone financial results and ₹ 1,005.93 crore in consolidated financial results for H1-2019 and FY2019.
5.	The Bank and certain group companies have decided to exercise the option of lower tax rate available under Section 115BAA of the Income Tax Act, 1961, as introduced by Taxation Laws (Amendment) Ordinance, 2019, with effect from FY2020. Accordingly, the Bank and certain group companies have recognised the provision for income tax for Q2-2020 and H1-2020 and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The resultant impact has been taken through the profit and loss account. The re-measurement of accumulated deferred tax asset has resulted in a one-time additional charge of ₹ 2,919.75 crore in standalone financial results and ₹ 2,970.08 crore (net of minority interest) in consolidated financial results in Q2-2020 and H1-2020.
6.	During Q2-2020, the Bank has allotted 7,078,660 equity shares of ` 2 each pursuant to exercise of employee stock options.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.
9.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Sd/-

Vishakha Mulye
Mumbai	Executive Director

October 26, 2019	DIN-00203578

Item 2

Walker Chandiok & Co LLP

Walker Chandiok & Co. LLP 16th Floor, Tower II Indiabulls Finance Centre, SB Marg, Elphinstone (W) Mumbai - 400013 India T +91 22 66262600 F +91 22 66262601

Independent Auditor’s Review Report on Standalone Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of standalone unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 September 2019 and the year to date results for the period 01 April 2019 to 30 September 2019, being submitted by the Bank pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to Pillar 3 disclosure as at 30 September 2019, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement, and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Bank’s management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), SEBI Circular CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as ‘the SEBI Circular’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Review Report on Standalone Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

4.	Based on our review conducted as above, and the consideration of the review reports of the branch auditor, referred to in paragraph 5 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosure as at 30 September 2019, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 40,916.34 crores as at 30 September 2019 and total revenues of ₹ 348.98 crores and ₹ 777.12 crores for the quarter and half-year ended 30 September 2019, respectively and cash outflow of ₹ 4,757.27 crores for the half-year ended 30 September 2019, as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review reports have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

Sd/-

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN: 19105782AAAAGF3257

Place: Mumbai

Date: 26 October 2019

Walker Chandiok & Co LLP

Walker Chandiok & Co. LLP 16th Floor, Tower II Indiabulls Finance Centre, SB Marg, Elphinstone (W) Mumbai - 400013 India T +91 22 66262600 F +91 22 66262601

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of consolidated unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Holding Company’ or ‘the Bank’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’), and its associates (refer Annexure 1 for the list of subsidiaries and associates included in the Statement) for the quarter ended 30 September 2019 and the consolidated year to date results for the period 01 April 2019 to 30 September 2019, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 September 2019, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Holding Company’s management and has been approved by the Holding Company's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), SEBI Circulars CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as ‘the SEBI Circular’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

We also performed procedures in accordance with the SEBI Circular CIR/CFD/CMD1/44/2019 dated 29 March 2019 issued by the SEBI under Regulation 33 (8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), to the extent applicable.

4.	Based on our review conducted and procedures performed as stated in paragraph 3 above and upon consideration of the review reports of the branch auditor and other auditors, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 September 2019, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 40,916.34 crores as at 30 September 2019 and total revenues of ₹ 348.98 crores and ₹ 777.12 crores for the quarter and half-year ended 30 September 2019, respectively and cash outflow of ₹ 4,757.27 crores for the half-year ended 30 September 2019, as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review reports have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial statements / information of twelve subsidiaries, whose financial statements / information reflect total assets of ₹ 136,771.82 crores as at 30 September 2019, total revenues of ₹ 5,426.28 crores and ₹ 10,658.14 crores and total net profit after tax of ₹ 992.19 crores and ₹ 1,828.75 crores, for the quarter and half-year ended 30 September 2019, respectively, and net cash outflows of ₹ 283.95 crores for the half-year ended 30 September 2019 as considered in the Statement. These interim financial statements / information have been reviewed / audited by other auditors whose review / audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review / audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above.

Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements / information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed / audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Our conclusion is not modified in respect of this matter.

7.	We have jointly audited with other auditors, the financial statements of one subsidiary, whose interim financial statements reflect total assets of ₹ 167,880.14 crores as at 30 September 2019, total revenues of ₹ 9,941.72 crores and ₹ 17,638.46 crores and total net profit after tax of ₹ 301.86 crores and ₹ 586.80 crores, for the quarter and half-year ended 30 September 2019, respectively, and net cash outflows of ₹ 201.48 crores for the half-year ended 30 September 2019, as considered in the Statement. For the purpose of our conclusion on the Statement, we have relied upon the work of such other auditor, to the extent of work performed by them. Our conclusion is not modified in respect of this matter.

8.	The Statement includes the interim financial statements / information of four subsidiaries, whose condensed interim financial statements / information reflect total assets of ₹ 49.03 crores as at 30 September 2019, total revenues of ₹ 1.52 crores and ₹ 2.58 crores and total net loss of ₹ 0.14 crores and ₹ 0.46 crores, for the quarter and half-year ended 30 September 2019, respectively, and net cash outflows of ₹ 1.30 crores for the half-year ended 30 September 2019, as considered in the Statement. The Statement also includes the Group’s share of net profit of ₹ 31.99 crores and ₹ 109.34 crores for the quarter and half-year ended 30 September 2019, respectively, in respect of seven associates. The financial statements / information of the these subsidiaries and associates have not been reviewed / audited and have been furnished to us by the management. Our conclusion on the Statement, and our report in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with the SEBI Circular, in so far as it relates to the aforesaid subsidiaries and associates, are based solely on such unaudited/unreviewed financial statements / information. According to the information and explanations given to us by the management, these interim financial statements / information are not material to the Group. Our conclusion is not modified in respect of this matter.

9.	The joint auditors, Walker Chandiok & Co LLP, Chartered Accountants, and B S R & Co. LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 22 October 2019, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 30 September 2019 is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2019, has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation, are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI’) and the Institute of Actuaries of India, in concurrence with the Authority’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on the financial statements of the Company. Our conclusion is not modified in respect of this matter.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

10.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 18 October 2019, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and Premium Deficiency Reserve (the ‘PDR’) is the responsibility of the Company’s Panel Actuary (the ‘Panel Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 30 September 2019, has been duly certified by the Panel Actuary and in his opinion, the assumptions considered by him for such valuation, are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India, in concurrence with IRDAI’. The joint auditors have relied upon the Panel Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

Sd/-

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN: 19105782AAAAGH3586

Place: Mumbai

Date: 26 October 2019

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Annexure 1

List of entities included in the Statement

Holding Company

i)	ICICI Bank Limited

Subsidiaries

ii)	ICICI Bank Canada
iii)	ICICI Bank UK PLC
iv)	ICICI International Limited
v)	ICICI Prudential Life Insurance Company Limited
vi)	ICICI Prudential Pension Funds Management Company Limited
vii)	ICICI Securities Primary Dealership Limited
viii)	ICICI Home Finance Company Limited
ix)	ICICI Investment Management Company Limited
x)	ICICI Securities Limited,
xi)	ICICI Securities Holdings Inc.
xii)	ICICI Securities Inc.
xiii)	ICICI Venture Funds Management Company Limited
xiv)	ICICI Trusteeship Services Limited
xv)	ICICI Prudential Asset Management Company Limited
xvi)	ICICI Lombard General Insurance Company Limited
xvii)	ICICI Prudential Trust Limited

Consolidated as per AS 21

xviii)	ICICI Strategic Investments Fund

Associates

xix)	I-Process Services (India) Private Limited
xx)	NIIT Institute of Finance Banking and Insurance Training Limited
xxi)	ICICI Merchant Services Private Limited
xxii)	Arteria Technologies Private Limited
xxiii)	India Infradebt Limited
xxiv)	India Advantage Fund III; and
xxv)	India Advantage Fund IV

Item 3

News Release	October 26, 2019

Performance Review: Quarter ended September 30, 2019

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 24% year-on-year to ₹ 6,533 crore (US$ 922 million) in the quarter ended September 30, 2019 (Q2-2020)

•	Net interest margin at 3.64% in Q2-2020

•	Fee income grew by 16% year-on-year in Q2-2020

•	On a standalone basis, the profit after tax was ₹ 655 crore (US$ 92 million) in Q2-2020 compared to ₹ 909 crore (US$ 128 million) in Q2-2019. Excluding the impact of one-time additional charge due to re-measurement of accumulated deferred tax, profit after tax would have been ₹ 3,575 crore (US$ 504 million) in Q2-2020 compared to ₹ 909 crore (US$ 128 million) in Q2-2019.

•	25% year-on-year growth in total deposits at September 30, 2019

•	Domestic loan growth at 16% year-on-year at September 30, 2019 driven by retail

•	Retail loans grew by 22% year-on-year

•	Net non-performing asset (NPA) ratio decreased from 1.77% at June 30, 2019 to 1.60% at September 30, 2019 - the lowest in the last 15 quarters

•	Net NPAs decreased by 51% from ₹ 22,086 crore (US$ 3.1 billion) at September 30, 2018 to ₹ 10,916 crore (US$ 1.5 billion) at September 30, 2019

•	Provisions (excluding taxes) declined by 37% year-on-year to ₹ 2,507 crore (US$ 354 million) at September 30, 2019

•	Total capital adequacy ratio of 16.14% and Tier-1 capital adequacy ratio of 14.62% on standalone basis at September 30, 2019, including profits for the half year ended September 30, 2019 (H1-2020)

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended September 30, 2019. The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended September 30, 2019.

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 24% year-on-year to ₹ 6,533 crore (US$ 922 million) in Q2-2020 from ₹ 5,285 crore (US$ 746 million) in the quarted ended September 30, 2018 (Q2-2019).

•	Net interest income (NII) increased by 26% year-on-year to ₹ 8,057 crore (US$ 1.1 billion) in Q2-2020 from ₹ 6,418 crore (US$ 906 million) in Q2-2019.

•	The net interest margin was 3.64% in Q2-2020 compared to 3.61% in Q1-2020 and 3.33% in Q2-2019.

•	Non-interest income, excluding treasury income, was ₹ 3,854 crore (US$ 544 million) in Q2-2020 compared to ₹ 3,191 crore (US$ 450 million) in Q2-2019.

•	Fee income grew by 16% year-on-year to ₹ 3,478 crore (US$ 491 million) in Q2-2020 from ₹ 2,995 crore (US$ 423 million) in Q2-2019. Retail fees constituted 74% of total fees in Q2-2020

•	Treasury reported a profit of ₹ 341 crore (US$ 48 million) in Q2-2020 compared to a loss of ₹ 35 crore (US$ 5 million) in Q2-2019.

•	Provisions (excluding taxes) declined by 37% year-on-year to ₹ 2,507 crore (US$ 354 million) in Q2-2020 from ₹ 3,994 crore (US$ 564 million) in Q2-2019.

•	The profit before tax was ₹ 4,367 crore (US$ 616 million) in Q2-2020 compared to ₹ 1,256 crore (US$ 177 million) in Q2-2019.

•	Tax expense was ₹ 3,712 crore (US$ 524 million) in Q2-2020 compared to ₹ 347 crore (US$ 49 million) in Q2-2019. The tax expense in Q2-2020 includes the one-time additional charge of ₹ 2,920 crore (US$ 412 million) due to re-measurement of accumulated deferred tax assets consequent to a reduction in marginal tax from 35% to 25%.

•	On a standalone basis, the profit after tax was ₹ 655 crore (US$ 92 million) in Q2-2020 compared to ₹ 909 crore (US$ 128 million) in Q2-2019. Excluding the impact of one-time additional charge due to re-measurement of accumulated deferred tax, profit after tax would have been ₹ 3,575 crore (US$ 504 million) in Q2-2020 compared to ₹ 909 crore (US$ 128 million) in Q2-2019.

Operating review

Credit growth

The year-on-year growth in domestic advances was 16% at September 30, 2019. The Bank has continued to leverage its strong retail franchise, resulting in a 22% year-on-year growth in the retail loan portfolio at September 30, 2019. Including non-fund outstanding, retail was 49.9% of the total portfolio at September 30, 2019. Excluding non-performing and restructured loans, the growth in domestic corporate loans was about 7% year-on-year. Total advances increased by 13% year-on-year to ₹ 613,359 crore (US$ 86.5 billion) at September 30, 2019 from ₹ 544,487 crore (US$ 76.8 billion) at September 30, 2018.

Deposit growth

Total deposits increased by 25% year-on-year to ₹ 696,273 crore (US$ 98.2 billion) at September 30, 2019. Average CASA deposits increased by 11% year-on-year in Q2-2020. The average CASA ratio was 42.2% in Q2-2020 compared to 43.4% in Q1-2020 and 47.1% in Q2-2019. The period-end CASA ratio was 46.7% at September 30, 2019 compared to 45.2% at June 30, 2019 and 50.8% at September 30, 2018. Term deposits increased by 35% year-on-year to ₹ 371,273 crore (US$ 52.4 billion) at September 30, 2019.

The Bank had a network of 5,228 branches and 15,159 ATMs at September 30, 2019. The Bank is looking to open 450 branches during the year ended March 31, 2020 (FY2020). During Q2-2020, 346 new branches were opened. The branches seek to meet evolving customer requirements, with contemporary design, rationalised use of space and dedicated areas for transactions and customer engagement.

Rural initiatives

The Bank’s reach in rural areas is supported by a network of branches, on-field staff and business correspondents providing last-mile access in remote areas. Of the Bank’s network of 5,228 branches, nearly half are in rural and semi-urban areas. The Bank has a reach in over 100,000 villages and is working to provide dedicated banking services to the customers at their homes in 66,000 of these villages. The Bank has also recently partnered with CSC e-Governance Services India to expand rural reach and extend all banking services to the rural customers including transaction and bill payment services at their door step.

Digital transactions

In Q2-2020, the value of debit card transactions and credit card transactions increased by 13% y-o-y and 30% y-o-y respectively. The volume of mobile transactions increased by 136% y-o-y in Q2-2020. Digital channels like internet, mobile banking, POS and others accounted for over 87% of the savings account transactions in H1-2020.

Asset quality

Net NPAs decreased by 51% from ₹ 22,086 crore (US$ 3.1 billion) at September 30, 2018 to ₹ 10,916 crore (US$ 1.5 billion) at September 30, 2019. The net NPA ratio decreased from 3.65% at September 30, 2018 and 1.77% at June 30, 2019 to 1.60% at September 30, 2019. The provision coverage on non-performing loans, excluding cumulative technical write-offs, increased from 58.9% at September 30, 2018 to 76.1% at September 30, 2019. The provision coverage ratio on non-performing loans, including cumulative technical write-offs, was 85.0% at September 30, 2019 compared to 69.4% at September 30, 2018. The gross additions to NPAs were ₹ 2,482 crore (US$ 350 million) in Q2-2020 compared to ₹ 3,117 crore (US$ 440 million) in Q2-2019 and ₹ 2,779 crore (US$ 392 million) in Q1-2020. Recoveries and upgrades of non-performing loans were ₹ 1,263 crore (US$ 178 million) in Q2-2020 compared to ₹ 1,006 crore (US$ 142 million) in Q2-2019 and ₹ 931 crore (US$ 131 million) in Q1-2020. At September 30, 2019, the fund-based and non-fund based outstanding to borrowers rated BB and below (excluding non-performing assets) was ₹ 16,074 crore (US$ 2.3 billion) compared to ₹7,525 crore (US$ 2.5 billion) at March 31, 2019 and ₹ 15,355 crore (US$ 2.2 billion) at June 30, 2019.

Capital adequacy

The Bank’s total capital adequacy at September 30, 2019 as per Reserve Bank of India’s guidelines on Basel III norms, including profits for H1-2020, was 16.14% and Tier-1 capital adequacy was 14.62% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively.

Consolidated results

Consolidated profit after tax was ₹ 1,131 crore (US$ 160 million) in Q2-2020 compared to ₹ 2,514 crore crore (US$ 355 million) in Q1-2020 and ₹ 1,205 crore (US$ 170 million) in Q2-2019. Excluding the impact of one-time additional charge due to re-measurement of accumulated deferred tax, profit after tax would have been ₹ 4,101 crore (US$ 579 million) in Q2-2020.

Consolidated assets grew by 13.3% year-on-year to ₹ 1,288,190 crore (US$ 181.8 billion) at September 30, 2019 from ₹ 1,136,942 crore (US$ 160.4 billion) at September 30, 2018.

Subsidiaries

Value of new business of ICICI Life grew by 20% year-on-year from ₹ 590 crores (US$ 83 million) in the six months ended September 30, 2018 (H1-2019) to ₹709 crores (US$ 100 million) in H1-2020. The new business margin increased from 17.0% in FY2019 to 21.0% in H1-2020. Protection based annualised premium equivalent grew by 87% year-on-year to ₹ 497 crore (US$ 70 million) in H1-2020 and accounted for 14.8% of the total annualised premium equivalent in H1-2020. The Embedded value grew by 18% from ₹19,248 crores (US$ 2.7 billion) at September 30, 2018 to ₹ 22,680 crore (US$ 3.2 billion) at September 30, 2019. ICICI Life’s profit after tax was ₹ 587 crore (US$ 83 million) for H1-2020 compared to ₹ 583 crore (US$ 82 million) for H1-2019.

The gross written premium of ICICI General was ₹ 6,591 crore (US$ 930 million) in H1-2020 compared to ₹ 7,492 crore (US$ 1.1 billion) in H1-2019. The company’s combined ratio was 101.5% in H1-2020 compared to 100.1% in H1-2019. ICICI General’s profit after tax increased by 6% to ₹618 crore (US$ 87 million) in H1-2020 from ₹ 582 crore (US$ 82 million) in H1-2019.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 135 crore (US$ 19 million) in Q2-2020 compared to ₹ 134 crore (US$ 19 million) in Q2-2019.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, was ₹ 305 crore (US$ 43 million) in Q2-2020 compared to ₹ 196 crore (US$ 28 million) in Q2-2019.

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

 crore

	FY2019	Q1-2019	Q2-2019	H1- 2019\	Q1- 2020	Q2- 2020	H1- 2020
Net interest income	27,015	6,102	6,418	12,520	7,737	8,057	15,794
Non-interest income	13,146	3,085	3,191	6,276	3,247	3,854	7,101
- Fee income	11,989	2,754	2,995	5,749	3,039	3,478	6,517
- Dividend income from subsidiaries	1,078	317	167	485	191	377	568
- Other income	79	14	29	42	17	(1)	16
Less:
Operating expense	18,089	4,145	4,324	8,469	4,874	5,378	10,252
Core operating profit[2]	22,072	5,042	5,285	10,327	6,110	6,533	12,643
- Treasury income[1]	1,366	766	(35)	731	179	341	520
Operating profit	23,438	5,808	5,250	11,058	6,289	6,874	13,163
Less:
Provisions	19,661	5,971	3,994	9,965	3,496	2,507	6,003
Profit before tax	3,777	(163)	1,256	1,093	2,793	4,367	7,160
Less:
Tax	414	(43)	347	304	885	792	1,677
One time additional charge on re-measurement of deferred tax assets	-	-	-	-	-	2,920	2,920
Profit after tax	3,363	(120)	909	789	1,908	655	2,563

1.	Includes profit on sale of shareholding in subsidiaries of ₹ 1,110 crore in FY2019 and Q1-2019.

2.	Excluding treasury income

3.	The Bank has decided to exercise the option of lower tax rate available under Section 115BAA of the Income Tax Act, 1961, as introduced by Taxation Laws (Amendment) Ordinance, 2019, with effect from FY2020. Accordingly, the Bank has recognised the provision for income tax for Q2-2020 and H1-2020 and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The resultant impact has been taken through the profit and loss account. The re-measurement of accumulated deferred tax asset has resulted in a one-time additional charge of ₹ 29.20 billion in standalone financial results in Q2-2020 and H1-2020. Excluding the impact of one-time additional charge due to re-measurement of accumulated deferred tax, standalone net profit would have been ₹ 35.75 billion for Q2-2020 and ₹ 54.83 billion for H1-2020

4.	Prior period figures have been re-grouped/re-arranged where necessary

Summary Balance Sheet

 crore

	30-Sep-18	31-Mar-19	30-Jun-19	30-Sep-19
Capital and Liabilities
Capital	1,287	1,289	1,291	1,292
Employee stock options outstanding	5	5	5	4
Reserves and surplus	104,080	107,074	109,104	109,314
Deposits	558,669	652,920	660,732	696,273
Borrowings (includes subordinated debt)	174,686	165,320	156,720	151,033
Other liabilities	35,613	37,851	35,901	39,095
Total Capital and Liabilities	874,340	964,459	963,753	997,011

Assets
Cash and balances with Reserve Bank of India	33,122	37,858	35,990	414,95
Balances with banks and money at call and short notice	24,490	42,438	29,758	30,144
Investments	187,500	207,733	219,996	223,376
Advances	544,487	586,647	592,415	613,359
Fixed assets	7,842	7,931	7,858	7,936
Other assets	76,899	81,852	77,736	80,701
Total Assets	874,340	964,459	963,753	997,011
1.	Prior period figures have been re-grouped/re-arranged where necessary.

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Sonal Bagaria at 91-22-2653 6124 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= 70.88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 26, 2019	By:	/s/ Vivek Ranjan

			Name :	Vivek Ranjan
			Title :	Chief Manager